

Mail Stop 3561

May 21, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Seid Sadat
Chief Financial Officer
Transnational Automotive Group, Inc.
21800 Burbank Blvd., Suite #200
Woodland Hills, CA 91367

> **Re: Transnational Automotive Group, Inc.**
> **Form 10-KSB for the year ended February 28, 2007**
> **File No. 000-33149**

Dear Mr. Sadat:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief